ma 3/13

[redacted]

14047463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAVU Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 3030
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Edwards, Jr. (646) 434-1068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAVU Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer

Title

DAMIANA GOMEZ
Notary Public, State of New York
Registration #01GO6236819
Qualified In New York County
Commission Expires March 7, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAVU SECURITIES, L.L.C.

Financial Statements
Year Ended December 31, 2013

Tobin&Collins, C.P.A., P.A.

CAVU SECURITIES, L.L.C.

Financial Statements
Year Ended December 31, 2013

CAVU SECURITIES, L.L.C.

Table of Contents

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Member Of

CAVU Securities, L.L.C.
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of CAVU Securities, L.L.C. (a limited liability company) ("the Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under The Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Independent Auditors' Report

(Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAVU Securities, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in pages 12 through 17 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in pages 12 through 17 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 10, 2014

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

CAVU SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets:	
Cash and cash equivalents	$ 99,253
Receivable from clearing firm	532,628
Receivable from broker dealer	158,500
Accounts receivable and prepaid expenses	8,943
Total current assets	799,324
Other Assets:	
Intangible assets	155,000
Total other assets	155,000
Total Assets	$ 954,324

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$ 30,859
Accrued expenses	60,043
Total current liabilities	90,902
Member's Equity:	
Member's equity	863,422
Total member's equity	863,422
Total Liabilities and Member's Equity	$ 954,324

See independent auditors' report and notes to financial statements.

CAVU SECURITIES, L.L.C.

Statement of Operations
Year Ended December 31, 2013

Revenues:	
Commission income	$ 915,577
Investment banking fees	434,388
Administrative fee	162,822
Wholesaling fee	39,388
Investment income	48
Total Revenues	1,552,223
Expenses:	
Compensation and benefits	1,076,754
Brokerage and clearing costs	177,521
Professional fees	92,424
Occupancy	83,265
Communication and data services	73,448
Regulatory fees	51,083
Business development	43,842
Charitable contributions	40,245
Interest expense	5,657
Other expenses	4,803
Trading error	2,580
Total Expenses	1,651,622
Net Loss	$ (99,399)

See independent auditors' report and notes to financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2013

Member's Equity - Beginning of Period	$	602,821
Net Loss		(99,399)
Increase on Revaluing of Net Assets Upon Purchase of Membership Interest		55,000
Member's Contributions		560,000
Member's Distributions		(255,000)
Member's Equity - End of Period	$	863,422

See independent auditors' report and notes to financial statements.

CAVU SECURITIES, L.L.C.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net loss	$ (99,399)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities -	
(Increase) decrease in:	
Receivable from clearing firm	(132,513)
Accounts receivable	(153,083)
Prepaid expenses	(3,630)
Increase (decrease) in:	
Accounts payable	30,859
Accrued expenses	37,639
Due to member	(2,272)
Net Cash Used In Operating Activities	(322,399)
Cash Flows From Financing Activities:	
Member's contributions	560,000
Member's distributions	(255,000)
Net Cash Provided By Financing Activities	305,000
Net Decrease in Cash and Cash Equivalents	(17,399)
Cash and Cash Equivalents - Beginning of Year	116,652
Cash and Cash Equivalents - End of Year	$ 99,253

(Continued)

See independent auditors' report and notes to financial statements.

CAVU SECURITIES, L.L.C.

Statement of Cash Flows (Continued)
Year Ended December 31, 2013

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$	5,657
Income taxes	$	0

Supplemental Disclosure of Non-cash Investing and Financing Information:
Increase (decrease) to assets upon purchase of the membership interest in the Company -

Intangible assets	$	55,000

See independent auditors' report and notes to financial statements.

1. General

CAVU Securities, L.L.C. formerly Point Capital Markets, L.L.C., (the "Company") was formed in the State of Delaware on July 30, 2010 as a Delaware Limited Liability Company. The Company is a broker dealer serving the financial community by providing execution services for asset managers of all sizes and strategically advises small companies with their capital structures. It is the intention of the Company to contribute a portion of its commission income to military and veteran charities.

On August 1, 2013, the 100% membership interest in the Company was exchanged by way of a sale. The price paid for the membership interest amounted to $281,870. On August 13, 2013, the Company filed with the State of Delaware a Certificate of Amendment to change the name of the Company from Point Capital Markets, L.L.C. to CAVU Securities, L.L.C..

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents and amounts receivable from the clearing firm. The balances in these accounts from time to time may exceed federally insured limits.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Intangible Assets –

Intangible assets acquired as part of the acquisition on August 1, 2013 (see Note 1) are recorded at fair value. Pursuant to Accounting Standards Codification Topic 350, *Intangibles - Goodwill and Other Intangible Assets* ("ASC 350"), the Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the year ended December 31, 2013, there was no change in the carrying amount of intangible assets.

Income Taxes –

As the Company is a single member limited liability company it is not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements

Subsequent Events –

The Company has evaluated subsequent events from December 31, 2013 through February 10, 2014, the date of the financial statement, for disclosure. Through and including February 10, 2014, the Company has not identified any significant events relative to the financial statements as of December 31, 2013 that warrant additional disclosure.

(Continued)

3. Receivable from Clearing Firm

At December 31, 2013, the Company had $532,628 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses to clear its equity, equity options and fixed income security trades. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $100,000 deposited at all times.

4. Acquisition

As indicated in Note 1, the 100% membership interest in the Company was exchanged by way of a sale for $281,870. Pursuant to Accounting Standards Codification Topic 805, *Business Combinations* ("ASC 805") the Company has adjusted the identifiable assets and liabilities on its balance sheet to their fair value as of the date of the exchange. The following table summarizes the estimated fair values of the net assets acquired as of August 1, 2013, the date of the stock exchange.

Pershing Escrow Cash Account	$ 100,000
Pershing Aggregate Account	23,385
First Republic Bank Account	2,145
Office Equipment	4,400
Intangible Assets	155,000
Accrued Expenses	(3,060)
Total Estimated Fair Value of Net Assets	$ 281,870

5. Related Party Transactions

The Company received services from and shared office space with its former owner. Amounts paid for office space and administrative expenses for the year ended December 31, 2013 amounted to $16,700.

6. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

7. Commitments

The Company is a party to a lease for its office space in New York. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,	
2014	$ 129,640
2015	43,213
Total Future Minimum Lease Payments	$ 172,853

Rent expense for the above operating lease amounted to $67,217 for the year ended December 31, 2013.

8. Professional Employer Organization

Effective August 1, 2013, the Company began leasing its employees through a Professional Employer Organization ("PEO"). As such, the Company outsourced certain employee management tasks and is no longer the employer of record for tax and insurance purposes.

9. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2013, the Company's net capital under these rules was $699,479 which exceeded the minimum net capital of $6,060 by $693,419, and the ratio of aggregate indebtedness was .13 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CAVU SECURITIES, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2013

Net Capital:	
Total member's equity	$ 863,422
Non-allowable assets – Accounts receivable and prepaid expenses	(8,943)
Non-allowable assets – Intangible assets	(155,000)
Net capital	699,479
Minimum Net Capital Required:	
($5,000 or 6 2/3% of aggregate indebtedness whichever is greater)	6,060
Excess Net Capital	$ 693,419
Aggregate Indebtedness –	
Accounts payable and accrued expenses	$ 90,902
Total Aggregate Indebtedness	$ 90,902
Ratio: Aggregate Indebtedness to Net Capital	0.13 to 1

Reconciliation with Company's adjusted net capital computation as reported in Part II of (Unaudited) Form X-17A-5 as of December 31, 2013:

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 699,479
Effect of audit adjustments:	
None	
Adjusted Net Capital per above	$ 699,479

See independent auditors' report.

CAVU SECURITIES, L.L.C.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2013

Note:

CAVU Securities, L.L.C. is in compliance with The Securities and Exchange Commission Regulation 240.15c3(k)(2)(ii) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Member Of

CAVU Securities, L.L.C.
New York, NY

In planning and performing our audit of the financial statements of CAVU Securities, L.L.C. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of CAVU Securities, L.L.C. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 10, 2014

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Applying Agreed-Upon Procedures Related To An Entity's SIPC General Assessment Reconciliation

To The Member Of

CAVU Securities, L.L.C.
New York, NY

In accordance with Rule 17a-5(e)(4) under The Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments - General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CAVU Securities, L.L.C., The Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CAVU Securities, L.L.C. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CAVU Securities, L.L.C.'s management is responsible for the CAVU Securities, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 10, 2014

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

CAVU SECURITIES, L.L.C.

Schedule of Assessment and Payments – General Assessment
Reconciliation Pursuant To Rule 17a-5(e)(4)
December 31, 2013

Total Revenues	$ 1,552,223
Additions	0
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	177,521
Total Deductions	177,521
SIPC Net Operating Revenues	$ 1,374,702
General Assessment @ .0025	$ 3,437
Less: Payment Made With SIPC-6 on July 23, 2013	(399)
Less: Payment Made With SIPC-7 on February 19, 2014	(3,038)
Assessment (Overpayment) Underpayment	$ 0

See independent auditors' report.